Exhibit 99.1

NEWS RELEASE

Precision Drilling Corporation announces 2018 capital expenditure plan and Provides balance sheet update

Calgary, Alberta, Canada – December 4, 2017

This news release contains "forward-looking information and statements" within the meaning of applicable securities laws. For a full disclosure of the forward-looking information and statements and the risks to which they are subject, see the "Cautionary Statement Regarding Forward-Looking Information and Statements" later in this news release. Dollars are in Canadian dollars unless otherwise noted.

Precision Drilling Corporation ("Precision" or the "Company") (TSX:PD) (NYSE:PDS) announced a 2018 capital expenditure plan of $94 million, comprised of $62 million for maintenance and infrastructure and $32 million to upgrade existing rigs. We expect that the $94 million will be split $88 million in the Contract Drilling Services segment and $6 million in the Completion and Production Services segment.

Precision's capital plan includes approximately 10 to 20 upgrades to the existing rig fleet to selectively increase pumping and racking capacities, add walking systems and/or rig automation software. The rig upgrade program is contingent on firm customer contract commitments that meet internal return thresholds.

We anticipate 2017 capital expenditures to be approximately $104 million, consistent with our previous guidance.

Balance Sheet Update

On November 21, we agreed with our lenders to certain amendments to our senior credit facility, including a reduction in size from US$525 million to US$500 million and a two-and-a-half-year maturity extension to November 2021. In addition, we revised our covenants to improve our financial and operating flexibility.

On November 22, we announced the closing of our private offering of US$400 million aggregate principal amount of 7.125% Senior Notes due 2026. Precision will use proceeds from the offering, together with approximately US$50 million of cash on hand, to fund the previously announced tender offer of any and all outstanding Senior Notes due 2020 and US$70 million aggregate principal amount of Senior Notes due in 2021, and to fund the redemption of the 2020 Senior Notes not tendered during the tender offer.

Inclusive of the most recent refinancing transaction, Precision has reduced long-term debt by approximately $266 million over the past two years. This is in line with the Company’s three strategic priorities for 2017 and a core focus going forward. Precision is committed to reduce debt over the next few years through cash flow from operations.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this report, including statements that contain words such as "could", "should", "can", "anticipate", "estimate", "intend", "plan", "expect", "believe", "will", "may", "continue", "project", "potential" and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking information and statements").

In particular, forward looking information and statements include, but are not limited to, the following:

•	our expected total capital expenditures for 2017;
•	our planned capital expenditures for 2018, including the expected allocations of capital under our 2018 plan;
•	anticipated activity levels in 2018 and our scheduled infrastructure projects;
•	our expected use of proceeds from the offering; and
•	our expected use of approximately US$50 million of cash on hand, to fund the previously announced tender offer.

These forward-looking information and statements are based on certain assumptions and analysis made by Precision in light of our experience and our perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. These include, among other things:

•	the fluctuation of oil prices will continue to pressure customers into reducing or limiting their drilling budgets;
•	the status of current negotiations with our customers and vendors;
•	customer focus on safety performance;
•	existing term contracts are neither renewed nor terminated prematurely;
•	our ability to deliver rigs to customers on a timely basis; and
•	the general stability of the economic and political environments in the jurisdictions where we operate.
•	Undue reliance should not be placed on forward-looking information and statements. Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to:
•	volatility in the price and demand for oil and natural gas;
•	fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services;
•	Our customers' inability to obtain adequate credit or financing to support their drilling and production activity;
•	changes in drilling and well servicing technology which could reduce demand for certain rigs or put us at a competitive disadvantage;
•	shortages, delays and interruptions in the delivery of equipment supplies and other key inputs;
•	the effects of seasonal and weather conditions on operations and facilities;
•	the availability of qualified personnel and management;
•	a decline in our safety performance which could result in lower demand for our services;
•	changes in environmental laws and regulations such as increased regulation of hydraulic fracturing or restrictions on the burning of fossil fuels and greenhouse gas emissions, which could have an adverse impact on the demand for oil and gas;
•	terrorism, social, civil and political unrest in the foreign jurisdictions where we operate;
•	fluctuations in foreign exchange, interest rates and tax rates; and
•	other unforeseen conditions which could impact the use of services supplied by Precision and Precision's ability to respond to such conditions.

Readers are cautioned that the forgoing list of risk factors is not exhaustive. Additional information on these and other factors that could affect our business, operations or financial results are included in reports on file with applicable securities regulatory authorities, including but not limited to Precision's Annual Information Form for the year ended December 31, 2016, which may be accessed on Precision's SEDAR profile at www.sedar.com or under Precision's EDGAR profile at www.sec.gov. The forward-looking information and statements contained in this news release are made as of the date hereof and Precision undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

About Precision

Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, directional drilling services, well service and snubbing rigs, camps, rental equipment, and wastewater treatment units backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada. Precision is listed on the Toronto Stock Exchange under the trading symbol "PD" and on the New York Stock Exchange under the trading symbol "PDS".

For further information, please contact:

Carey Ford

Senior Vice President and Chief Financial Officer

713.435.6111

Ashley Connolly, CFA

Manager, Investor Relations

403.716.4725

Precision Drilling Corporation

800, 525 - 8th Avenue S.W.

Calgary, Alberta, Canada T2P 1G1

Website: www.precisiondrilling.com